EXHIBIT 99.1

NEWS RELEASE

INTERCEPT ENERGY SERVICES INC.
APPOINTMENT OF INTERIM CHIEF FINANCIAL OFFICER

June 10, 2014 - VANCOUVER, BRITISH COLUMBIA--- INTERCEPT ENERGY SERVICES INC. ("Intercept" or the "Company") - TSX Venture: IES  -OTC:BB – IESCF announced Mr. Marvin Jones, member of the Board of Directors,  has been appointed interim Chief Financial Officer (CFO) of the Company effective June 9, 2014, succeeding Mr. William (Bill) Taylor Cromb, who has served as the Company's Chief Financial Officer since July 2013.

Mr. Randy Hayward, President, extends his thanks on behalf of the Board for Mr. Cromb’s service to Intercept and wishes him the best of success in his future endeavours.

The Company will effect a permanent appointment to the CFO position in due course and will make a further announcement as soon as this appointment has been finalised.

INTERCEPT ENERGY SERVICES INC. (http://interceptenergy.ca)
Intercept Energy Services Inc. is an oilfield service company primarily focused on servicing oil and gas companies, including their fracking operations.  The Company operates a growing number of proprietary, highly efficient and economical water heating units in Western Canada and North Dakota making our technology the safest and most environmentally friendly heating units available.

For More information please contact

RANDY HAYWARD, PRESIDENT Phone: 250-247-8689 or 604-687-8855 rhayward@interceptenergy.ca	or	BUCHALTER CONSULTING Toll free 1 866 631 6537 stan.buchalter@buchalterconsulting.ca

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release.

Suite 600-666 Burrard Street Vancouver BC V6C 3P6
Phone: 604-687-8855